Filed by Citizens Republic Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Citizens Republic Bancorp, Inc.

(Commission File No. 001-33063)

On September 13, 2012, Citizens Republic Bancorp, Inc. (“Citizens”) and FirstMerit Corporation announced that they had entered into an Agreement and Plan of Merger. In connection with this announcement, Citizens disseminated the following to its employees.

Citizens Republic Bancorp

Employee FAQ

On September 13, 2012 Citizens announced that we would be combining with FirstMerit Corporation. The transaction creates a contiguous Midwest banking franchise with significant size and scale. Pending shareholder and regulatory approvals, the transaction is expected to close in the second quarter of 2013.

This document is designed to help answer questions you may have about the transaction. If you have further questions, please e-mail hr4u@citizensbanking.com and we will respond as soon as possible.

Q:	Who is FirstMerit Corporation?

A:

With $14.6 billion in assets, FirstMerit is the 42nd largest bank holding company in the US. Founded in 1845, FirstMerit provides a complete range of banking and other financial services to consumers and businesses through its core operations.

FirstMerit was awarded an “Outstanding” rating of performance under the Community Reinvestment Act, was the 2011 Greenwich Associates Small Business Banking Excellence Award winner for Financial Stability and Treasury Management – Customer Service and was also recognized for Treasury Management – Overall Satisfaction in the Midwest for Middle Market Banking. FirstMerit was awarded the highest customer satisfaction in Ohio by JD Power & Associates in 2012 for the 6th consecutive year. You can find more information about FirstMerit on their web site, www.firstmerit.com.

Q:	Where is FirstMerit located?

A:	FirstMerit is headquartered in Akron, Ohio, and has 196 branches and 204 ATMs throughout Ohio, Western Pennsylvania and the Chicago areas.

Q:	Why is Citizens combining with FirstMerit? Why now?

A:	Our Board and management team believe that together with FirstMerit we will deliver significant value for Citizens shareholders and create a contiguous Midwest banking franchise with significant size and scale. For our clients, this combination will offer greater convenience by doubling our branch and ATM network, which will be expanded across the upper Midwest, and provide access to an enhanced suite of products and services.

Q:	How will the merger affect Citizens employees?

A:	FirstMerit and Citizens share the same core values and similar cultures, and we expect that being part of a larger entity will provide increased opportunities to many of our bankers.

There will be no changes in your day-to-day operations and corporate initiatives will continue – it remains business as usual at Citizens.

Q:	How will my benefits be impacted?

A:	All current benefit programs will remain in effect until further notice. Prior to the expected closing in the second quarter of 2013, we will be providing you with comprehensive information regarding employee benefits. You will retain your original hire date and it will be used by FirstMerit Bank to determine your “paid time off” (PTO) benefits, and vesting and eligibility under other benefit programs.

Q:	What happens between now and closing?

A:	We are assembling an integration team comprised of leaders from both companies to ensure a smooth transition. Key members of the Citizens team will be significantly involved in the integration process. In the meantime, we will make every effort to keep you updated on developments and our progress throughout the approval and integration process.

Q:	Will Citizens’ management team change?

A:	The composition of the new management team has yet to be determined and will be handled by the integration team. As more information becomes available we will make every effort to keep you updated on developments and our progress throughout the process.

Q:	Will Citizens’ name change?

A:	It is anticipated that Citizens’ branches and ATMs will be rebranded as FirstMerit Bank some time in 2013.

Q:	Will any branches be consolidated or closed?

A:	At this time, all branches and ATMs will remain the same. We are committed to keeping you informed as we work through these important decisions.

Q:	If I own Citizens stock, how does this transaction affect me?

A:	The combination with FirstMerit will deliver significant value for our shareholders; Citizens’ shareholders will receive 1.37 shares of FirstMerit common stock in exchange for each share of Citizens’ common stock that they own.

As a shareholder, you will be asked to vote to approve the transaction. If your shares are held with American Stock Transfer or in the 401k plan with Prudential, watch for an e-mail for proxy and voting information in the next few weeks.

Q:	Are there any restrictions on buying or selling Citizens or FirstMerit stock?

A:	Generally, there are no restrictions following the announcement of the merger. However, certain people may be subject to restrictions and those individuals will be separately notified.

Q:	How will clients be affected by this?

A:	The transition should be seamless for our clients. This merger doubles the branch and ATM network, expanding it across the upper Midwest, and provides access to an enhanced suite of products and services. At this time, all of our clients’ account(s) will remain the same. We are committed to a relentless focus on our clients and will work in partnership with FirstMerit to ensure minimal client disruption during the integration process.

Q:	How should I communicate to clients during this time?

A:	Please continue to provide great service to our clients. During this period it will be business as usual. Please continue to respond to clients quickly if they have questions or concerns about their everyday banking needs or this transaction. “About FirstMerit” brochures will be distributed to all branches and other client-facing teams that you can give to clients who want more information about FirstMerit. Your manager/supervisor will assist you with answers to any questions you are unable to address.

Q:	Will Citizens continue to support our local communities?

A:	Both organizations are dedicated to the communities we serve.

Q:	Who do I contact with questions?

A:	You can send any general questions you might have to: hr4u@citizensbanking.com

Q:	What do I do if I am contacted by a reporter or shareholder?

A:	Please direct all media inquiries to Brian Smith at 810-237-3695 and shareholders should be directed to Kristine Brenner at 810-257-2506.

* * * * *

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FirstMerit Corporation (“FirstMerit”) and Citizens Republic Bancorp, Inc. (“Citizens”), FirstMerit will file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of FirstMerit and Citizens that also constitutes a prospectus of FirstMerit. FirstMerit and Citizens will deliver the joint proxy statement/prospectus to their respective shareholders. FirstMerit and Citizens urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstMerit’s website (www.firstmerit.com) under the heading “Investors” and then under the heading “Publications and Filings.” You may also obtain these documents, free of charge, from Citizens’ website (www.citizensbanking.com) under the tab “Investors” and then under the heading “Financial Documents” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

FirstMerit, Citizens, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstMerit and Citizens shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstMerit and Citizens shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about FirstMerit’s executive officers and directors in its definitive proxy statement filed with the SEC on March 8, 2012. You can find information about Citizens’ executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2012. Additional information about FirstMerit’s executive officers and directors and Citizens’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from FirstMerit and Citizens using the contact information above.